DFP Holdings Limited

2F-1, No. 178-5, Section 2, Chang’an East Road, Zhongshan District, Taipei City, Taiwan

July 7, 2023

Office of Trade & Services

Division of Corporate Finance

U.S. Securities and Exchange Commission

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	DFP Holdings Limited
Registration Statement on Form S-1
Filed May 12, 2023
File No. 333-271858

Dear Mr. Kim and Ms. Brillant,

This letter is in response to the letter dated June 8, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to DFP Holdings Limited (the “Company,” “we,” and “our”). For ease of reference, the Staff’s comments are recited below in bold and are followed by the Company’s responses. Amendment No. 1 to the Registration Statement on Form S-1 (the “S-1/A”) is being filed to accompany this letter.

Registration Statement on Form S-1 filed on May 12, 2023

Prospectus Summary, page 1

1.	Please revise the prospectus summary to disclose the fact that your auditor has expressed substantial doubt about your ability to continue as a going concern.

Response: The Company respectfully acknowledged the Staff’s comment and has revised the disclosure on page 1 of the S-1/A to clarify that our auditor has expressed substantial doubt about our ability to continue as a going concern.

Our Offering, page 2

2.	We note your disclosure “[w]e will notify investors by filling a post-effective amendment to our registration statement that will be available for public viewing on the SEC Edgar Database of any such extension of the offering.” Please clarify the nature of the notification you reference in your disclosure.

Response: The Company respectfully acknowledged the Staff’s comment and has revised the disclosure on page 2 of the S-1/A to clarify that the Company may, at its discretion, extend the offering for an additional 90 days or terminate the offering at earlier date, even if no or only some of the shares are sold pursuant to this offering. The Company will disclose such extension or early termination by filing a Current Report on Form 8-K.

3.	We note that you have included the same number of shares outstanding before and after the offering. Please revise to ensure consistency throughout the disclosure. In this regard, the number of outstanding shares after the offering should account for the shares registered in this transaction.

Response: The Company has 213,855,500 shares of Common Stock issued and outstanding as of the date of this prospectus. This prospectus relates to the offering of up to 10,000,000 shares of Common Stock by the Company at a fixed price of $0.50 per share. Hence, 223,855,500 shares (additional 10,000,000 shares) of Common Stock will be issued and outstanding if the Company sells all the shares during offering period.

Business, page 24

4.	We note your disclosure that “Management estimates that the current funds on hand will be sufficient to continue operations through the next six months.” Please state that you will have to raise additional funds within the next twelve months in order to effect your plan of operations, and describe your plans to do so, if any.

Response: The Company respectfully acknowledged the Staff’s comment and has revised the disclosure on page 24 of the S-1/A to state the Company plans to raise funds primarily through this S-1 offering for its operations for the next twelve months. Only should the proceeds from this offering still not sufficient, the Company may need to raise additional funds through private placements or loans from major shareholders within the next twelve months.

Corporate History and Structure, page 24

5.	Please revise this section to disclose the business purpose of each entity listed in your diagram.

Response: The Company respectfully acknowledged the Staff’s comment and has revised the disclosure on page 24 of the S-1/A to disclose the business purpose of each entity.

Self-media course, page 25

6.	Please expand your disclosure of self-media to describe this program in more detail. Please further disclose the relative number of customers for each program line that you offer. In addition, please disclose how many customers access on-line programs and offline programs and the related revenue streams.

Response: The Company respectfully acknowledged the Staff’s comment and has expanded the disclosure of self-media and the requested information in details on page 25 of the S-1/A.

Government Regulations, page 27

7.	In its current form, your discussion appears relatively brief. Accordingly, please expand your disclosure, as applicable, to fully address Item 101(h)(4)(viii) and Item 101(h)(4)(ix) of Regulation S-K.

Response: The Company respectfully acknowledged the Staff’s comment and has expanded the discussion to disclose the requested information on page 27 of the S-1/A.

Security Ownership of Certain Beneficial Owners and Management, page 29

8.	Please disclose the natural persons that hold investment and/or voting power of the shares owned by Leader Capital Holdings Corp.

Response: The Company respectfully acknowledged the Staff’s comment and has disclosed the investment decision of Leader Capital Holdings Corp. (“LCHC”) in the Company was jointly voted by all board members of LCHC on page 29 of the S-1/A.

Exhibits to Registration Statement, page 32

9.	We note Section (e) of the Subscription Agreement, Exhibit 99.1, which provides for exclusive forum for disputes arising from the agreement or “Offering Documents” in the “courts of the Nevada.” Please describe this provision in your registration statement, describe any risks or other impacts of the provision on investors, address any uncertainty about the enforceability of the provision, and disclose whether the provision applies to actions arising under the Securities Act or Exchange Act. If the provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the Subscription Agreement states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: The provision designating the courts of Nevada as exclusive forum for resolution of any disputes arising from the agreement or “Offering Documents” does not apply to the Company’s situation, it has no impacts on the Company’s investors. Hence, the provision has been deleted in its entirety from the subscription agreement and will have no further force or effect. To avoid any confusions and to make it clearly, the sample subscription agreement is amended and attached to the Exhibit of S-1/A.

General

10.	The filing fee table and related disclosure required by Item 16.(c) of Form S-1 should be included in a filing fee exhibit rather than on the facing page of your filing. Please see Item 601(b)(107) of Reg S-K.

Response: The Company respectfully acknowledged the Staff’s comment and has removed the filing fee table and the related disclosure on cover page of S-1/A.

Thank you in advance for your assistance in reviewing our responses and the Amendment No. 1 to Form S-1. Should you have any questions with respect to the above responses or the Form S-1/A, please do not hesitate to contact me or our U.S. legal counsel, Jackson L. Morris.

Sincerely,

/s/ Hsu Shou Hung
Hsu Shou Hung
Chief Executive Officer